FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ___________

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 11 September 2007	By
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 August 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (01 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (16 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (01 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (17 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (02 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (20 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (03 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (21 August 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (06 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (22 August 2007)
Announcement Blocklisting six monthly return. (06 August 2007)	Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (23 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (06 August 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (24 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (07 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (28 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (08 August 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (29 August 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (09 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (29 August 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (10 August 2007)	Preliminary results announcement. (30 August 2007)
Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 August 2007)
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (30 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (10 August 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (31 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (13 August 2006)	Company announces total voting rights. (31 August 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (14 August 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (31 August 2007)
Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (15 August 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:43 01-Aug-07
Number	PRNUK-0108
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,864 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,218,071 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,634,565,052.
1 August 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:45 01-Aug-07
Number	3783B

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 993.15 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 02-Aug-07
Number	4682B
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1003.69 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 03-Aug-07
Number	5479B
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1006.02 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 06-Aug-07
Number	PRNUK-0608

TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 48 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,218,023 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,632,665,100.
6 August 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting — Interim Review
Released	15:07 06-Aug-07
Number	PRNUK-0608
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority

Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January 2007 to 30 June 2007

4.	Number and class of share(s) (amount 916,286 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 916,286 allotted at end of period

7.	Number and class of share(s) (amount 5,500,000 (ref 2882 1994) of stock/debt securities) originally listed and the date of admission; 18,405,871 (1999)
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,928,800,864
(Including 280,236,931 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Hannah Shepherd            Telephone: 020 7927 5635
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2007 to 30 June 2007

4.	Number and class of share(s) (amount 488,982 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 488,982 allotted at end of period

7.	Number and class of share(s) (amount 4,250,000 of stock/debt securities) originally listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,928,800,864
(Including 280,236,931 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Hannah Shepherd            Telephone: 020 7927 5635
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2007 to 30 June 2007

4.	Number and class of share(s) (amount 444,298 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 29,639 under scheme during period:

6.	Balance under scheme not yet issued/ 414, 659 allotted at end of period

7.	Number and class of share(s) (amount 10.03.03 775,000 of stock/debt securities) originally listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,928,800,864
(Including 280,236,931 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Hannah Shepherd            Telephone: 020 7927 5635
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 January 2007 to 30 June 2007

4.	Number and class of share(s) (amount 66,459 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 66,459 allotted at end of period

7.	Number and class of share(s) (amount 10.6.92 of stock/debt securities) originally listed and the date of admission; 15.1.02 1,288,978
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,928,800,864
(Including 280,236,931 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Hannah Shepherd            Telephone: 020 7927 5635
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 January 2007 to 30 June 2007

4.	Number and class of share(s) (amount 52,982 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 52,982 allotted at end of period

7.	Number and class of share(s) (amount of stock/debt securities) originally 9.2.96 listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,928,800,864
(Including 280,236,931 treasury shares

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Hannah Shepherd            Telephone: 020 7927 5635
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/J Nicholls
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 06-Aug-07
Number	6137B

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 1004.45 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:39 07-Aug-07
Number	6960B
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,007.65 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:39 08-Aug-07
Number	7724B
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,033.82 pence per share. END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 09-Aug-07
Number	8548B

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 325,000 ordinary shares at a price of 1,055.14 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:31 10-Aug-07
Number	PRNUK-1008
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,464 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,214,559 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,630,893,564.
10 August 2007

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:34 10-Aug-07
Number	PRNUK-1008

TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1.	it received notification on 10 August 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 August 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 August 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.23.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	360,524

P S Walsh	637,869

Name of PDMR	Number of Ordinary Shares

S Fletcher	132,889

J Grover	171,041

A Morgan	131,487

G Williams	208,545 (of which 5,684 are held in the form of ADS*)
3. it received notification on 10 August 2007 from Lord Blyth, a director of the Company, that he has purchased 1,020 Ordinary Shares on 10 August 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.23.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 146,559.
4. it received notification on 10 August 2007 from Todd Stitzer, a director of the Company, that he has purchased 98 Ordinary Shares on 10 August 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.23.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,403.
10 August 2007
*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 10-Aug-07
Number	9391B

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,024.45 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 13-Aug-07
Number	0206C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 325,000 ordinary shares at a price of 1,020.94 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 14-Aug-07
Number	0969C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,020.53 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 15-Aug-07
Number	1875C

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 1,024.82 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 16-Aug-07
Number	2813C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 1,001.06 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 17-Aug-07
Number	4090C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,025,000 ordinary shares at a price of 985.24 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 20-Aug-07
Number	5198C

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,002.38 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 21-Aug-07
Number	5913C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 390,000 ordinary shares at a price of 997.78 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 22-Aug-07
Number	6652C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 150,000 ordinary shares at a price of 1,004,62 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 23-Aug-07
Number	7347C

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 150,000 ordinary shares at a price of 1,019.49 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:27 24-Aug-07
Number	PRNUK-2408
TO:       Regulatory Information Service
     PR Newswire
RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,844 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,212,715 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,626,880,408.
24 August 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 28-Aug-07
Number	8937C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 150,000 ordinary shares at a price of 1,025.50 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:58 29-Aug-07
Number	PRNUK-2908
TO:       Regulatory Information Service
     PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,196 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.

Following this release, the Company holds 280,210,519 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,626,732,604.
29 August 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 29-Aug-07
Number	9732C
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 1,017.40 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Preliminary Results
Released	07:01 30-Aug-07
Number	9778C

     Preliminary results for the year ended 30 June 2007
Diageo reports continued strong growth in the year with organic top line growth of 7.3%, operating profit growth of 8.7% and underlying eps growth of 13%. Guidance is for increased organic operating profit growth in 2008 of 9%.
Paul Walsh, Chief Executive of Diageo, commenting on year ended 30 June 2007 said:
“Diageo’s focus on proven brand and market building strategies has again delivered strong growth in top and bottom line and strong cash flow.
“In North America we outperformed the US spirits market for the third consecutive year. In Europe we improved performance in the second half and increased our investment in the growth drivers by brand and market. In International strong performance by our beer brands and the investment we made behind our Scotch brands delivered another year of excellent growth. In Asia Pacific we grew in all markets, gained share in our key markets and improved performance in the second half.
“Our world leading brands, Johnnie Walker, Smirnoff, Baileys and Guinness along with Captain Morgan and Buchanan’s were the strongest performing brands this year. Johnnie Walker enhanced its position as the world’s leading Scotch whisky and now sells over 15 million cases. Smirnoff reinforced its position as the world’s number one premium spirits brand and Baileys grew strongly, supported by the successful launch of the new Baileys flavours. Guinness grew despite the impact of weak beer markets in Great Britain and Ireland as a result of double digit growth in International on the back of the Guinness Greatness campaign in Africa. Captain Morgan is primarily a North American brand but strong performance in Europe delivered 10% of the brand’s growth this year. Finally Buchanan’s delivered excellent growth as the brand continued to gain share in the fast growing Scotch markets of Latin America.
“Together these regional and brand performances have driven top line growth of 7.3%. Operating margin expansion of 40 basis points resulted in operating profit growth of 8.7%. Another year of strong cash flow enabled us to return a further £2.3 billion to shareholders through dividends and our share buyback programme.
“Whilst we watch for any impact the current volatility in financial markets may have on broader trading conditions, the investments we have made in brands and markets this year have created an even stronger platform for the future. Therefore we currently expect increased organic operating profit growth in 2008 of 9%”.
Results at a glance

				Reported	Organic
		2007	2006	movement	movement
Volume in millions of equivalent units		141.3	133.8	6%	5%
Net sales	£ million	7,481	7,260	3%	7%
Operating profit	£ million	2,159	2,044	6%	9%
Profit attributable to parent company’s equity shareholders *	£ million	1,489	1,908	(22)%
Basic eps *	pence	55.4	67.2	(18)%	13%

*	For year ended 30 June 2007 tax rate 32%. For year ended 30 June 2006 tax rate 8%.
•	Marketing spend increased by a further 8%

•	Operating profit includes a gain of £40 million in respect of exceptional items

•	Using an underlying effective tax rate of 25% eps before exceptional items increased from 50.5 pence in 2006 to 54.8 pence in 2007, which adjusted for exchange is a 13% increase

•	Return on invested capital increased 70 basis points to 14.4%

•	Strong free cash flow of £1,365 million

•	Recommended full year dividend per share increase of 5% to 32.7 pence

•	£2.3 billion returned to shareholders: £858 million in dividends and £1,400 million of share buybacks
Unless otherwise stated in this announcement: net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to volume share. See page 31 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps as reported to underlying basic eps.

Regional summary
North America – Focus on priority brands delivered strong top line growth and operating margin improvement
•	Volume up 3%

•	Net sales up 7%

•	Marketing spend up 5%

•	Operating profit up 12%
North America delivered strong top and bottom line growth driven by the priority brands. Volume growth of spirits was 3%, wine 6% and beer 7%. Price increases on approximately 50% of the volume together with mix improvements resulted in net sales for spirits, wine and beer all up 8% while ready to drink net sales, from a 6% decline in volume, were down only 1%. Smirnoff vodka and Baileys each delivered double digit net sales growth. Diageo’s value share of the distilled spirits market in the United States grew 0.6 percentage points during fiscal 2007.
Europe – Continued growth in Continental Europe supported by strong second half performance in Russia, Great Britain and Ireland
•	Volume down 2%

•	Net sales flat

•	Marketing spend up 1%

•	Operating profit flat
In Europe strong growth in Continental Europe and Russia from Baileys, Johnnie Walker and Smirnoff vodka partially offset the first half net sales decline in Great Britain, Ireland and Spain. In the second half all three of these markets delivered net sales growth: in Great Britain Smirnoff vodka and Baileys both grew net sales over 10%; in Ireland the improved performance of the lager brands drove growth and in Spain Johnnie Walker grew net sales 19%.
International – Continued strong performance of Diageo’s Scotch and beer brands delivered top line growth
•	Volume up 16%

•	Net sales up 18%

•	Marketing spend up 17%

•	Operating profit up 19%
International delivered strong growth throughout the region. Diageo’s Scotch brands continued to be the main driver of growth, especially Johnnie Walker with net sales up 18% and Buchanan’s with net sales up 40%. The growth of Diageo’s beer brands in Africa accelerated in the second half fuelled by a new Guinness campaign. The launch of Baileys flavours contributed to an increase of 21% in net sales for the Baileys brand. In ready to drink net sales were up 19% led by Smirnoff Storm in South Africa and Smirnoff Ice in Nigeria and Brazil.
Asia Pacific – Top line growth accelerated in the second half driving improved operating margin leverage
•	Volume up 12%

•	Net sales up 13%

•	Marketing spend up 22%

•	Operating profit up 7%
In Asia Pacific top line growth accelerated in the second half as marketing spend was increased behind new brand launches in India and in the fast growing markets of Southeast Asia. Johnnie Walker, Diageo’s largest brand in the region, was the biggest growth driver with further strong net sales growth of 22%. While Korea, China and India continue to be the key growth engines for the region, performance was broad based as every market delivered net sales growth. In the second half net sales growth was 17%, driven by Johnnie Walker which grew net sales 32%. Korea, Thailand and India all improved performance in the second half.

Financial
•	The deficit in respect of post employment plans reduced by £382 million from £801 million at 30 June 2006 to £419 million at 30 June 2007. In the year ending 30 June 2008, finance income under IAS 19 is expected to be £47 million, broadly in line with the benefit in the year ended 30 June 2007.

•	In the year ended 30 June 2007, exchange rate movements reduced operating profit by £91 million and the net interest charge by £11 million.

•	In the year ending 30 June 2008, at current exchange rates, foreign exchange movements (excluding the exchange impact of re-translating inter-company balances under IAS 21) are forecast to reduce operating profit by £65 million and reduce the interest charge by approximately £5 million.
Brand performance summary

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	6	6	3	7
Local priority brands	4	3	3	7
Category brands	7	6	4	8
Total	6	5	3	7

Key spirits brands*:
Smirnoff vodka	6	6	4	9
Johnnie Walker	14	14	13	16
Captain Morgan	7	7	2	10
Baileys	7	7	6	10
JeB	(2)	(2)	(3)	(1)
Jose Cuervo	2	2	(4)	3
Tanqueray	6	6	3	10
Crown Royal — North America	5	5	1	9
Buchanan’s — International	41	41	53	40
Windsor — Asia Pacific	15	15	12	15

Guinness	2	2	—	3

Ready to drink	(1)	(1)	(5)	—

*	Spirits brands excluding ready to drink.
Throughout this announcement certain brands formerly treated as local priority brands have now been reclassified as category brands and vice versa, to reflect the change in contribution of these brands in individual countries. All comparative figures have been restated. See page 32 for additional information regarding these changes. Ready to drink includes all ready to drink brands.
The global priority brands represent 60% of volume and were the main driver of top line growth with volume up 6% and net sales up 7%. The growth was driven by the performance of Johnnie Walker, Smirnoff, Baileys and Captain Morgan across a number of regions. These are the world’s leading brands and this volume growth represents some huge increases in case volume. Smirnoff, for example, grew by over a million cases while Johnnie Walker grew by almost two million cases in the year.
Johnnie Walker volume is now over 15 million cases and the brand extended its position further as the world’s leading Scotch with growth around the globe.
Smirnoff vodka volume was up 6% to 23.2 million cases with growth in each region but particularly in North America which accounts for over 40% of total Smirnoff net sales. Net sales grew 9% as a result of price increases in many markets.

Growth of Baileys was driven by the launch of Baileys flavours with particularly strong performances in North America and International.
While Captain Morgan is primarily a North American brand, it also grew strongly in Europe.
Outstanding performance of Guinness in International with net sales up 15% and growth in North America offset the decline in the tough beer markets of Great Britain and Ireland.
The local priority brands were the biggest driver of overall price and mix improvement in the year. Crown Royal in North America, Buchanan’s in International and Windsor in Asia Pacific all grew strongly and contributed significantly to this improvement.
Category brands performance was driven by Diageo’s other Scotch brands, as well as the high value reserve brands.
The overall performance of ready to drink was driven by the continued decline of the category in Europe offset by strong growth in International.
Interim management statements
As a result of the introduction of the EU Transparency Directive Diageo will be required to publish interim management statements from the financial year beginning 1 July 2007.
The interim results announcement and the preliminary results announcement will form two of the interim management statements. Two further statements are required, one in the period from mid September to mid November and another in the period from mid March to mid May. In order to satisfy the first of these requirements Diageo will continue to issue a trading update at the time of the AGM in October. In order to satisfy the second Diageo will issue a trading update in mid May and therefore will discontinue the trading update in late June.

BUSINESS REVIEW
For the year ended 30 June 2007
OPERATING REVIEW
Analysis by region
North America
Summary:
•	Price increases and mix improvements drove top line growth

•	Smirnoff vodka and Baileys each delivered double digit net sales growth and further share gains

•	Value share of the US spirits market was up 0.6 percentage points

•	Operating margin improved in organic terms by 1.6 percentage points
Key measures:

			Reported	Organic
	2007	2006	movement	Movement
	£ million	£ million	%	%
Volume			3	3
Net sales	2,472	2,510	(2)	7
Marketing spend	364	384	(5)	5
Operating profit	850	829	3	12
Reported performance:
Net sales were £2,472 million in the year ended 30 June 2007 down by £38 million from £2,510 million in the prior year. Reported operating profit increased by £21 million to £850 million in the year ended 30 June 2007.
Organic performance:
The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.78 in the year ended 30 June 2006 to £1 = $1.93 in the year ended 30 June 2007. Exchange rate impacts decreased net sales by £190 million. Acquisitions increased net sales by £1 million and there was an organic increase of £151 million. Exchange rate impacts reduced operating profit by £69 million and transfers of costs between regions reduced operating profit by £3 million. There was an organic increase in operating profit of £93 million.

Brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	4	4	(2)	7
Local priority brands	3	3	(2)	8
Category brands	(2)	(2)	(1)	5
Total	3	3	(1)	7

Key spirits brands:
Smirnoff vodka	5	5	2	10
Johnnie Walker	5	5	(2)	7
Captain Morgan	6	6	1	9
Baileys	20	20	13	22
Jose Cuervo	1	1	(5)	3
Tanqueray	6	6	1	9
Crown Royal	5	5	1	9

Guinness	4	4	(1)	7

Ready to drink	(6)	(6)	(8)	(1)
Price increases and mix improvement drove performance in North America as top line growth was achieved across spirits, wine and beer.
Smirnoff vodka had another strong year with volume up 5% and net sales up 10% as price increases have been implemented. Smirnoff continued to benefit from the ‘Clearly Smirnoff’ campaign and gained 0.2 percentage points of value share.
Johnnie Walker volume was up 5% and stronger growth of Johnnie Walker Black Label together with price increases on Johnnie Walker Black Label led to net sales growth of 7%. Share was up 2.0 percentage points on a value basis with gains on both Johnnie Walker Red Label and Johnnie Walker Black Label.
New television advertising campaigns and successful on trade marketing programmes increased brand awareness and recruited new consumers to Captain Morgan resulting in share gains of 1.5 percentage points on a value basis. Volume was up 6% and price increases on Captain Morgan Original Spiced Rum were implemented, driving net sales growth of 9%.
Baileys had an outstanding year with volume up 20% and net sales up 22%. This was driven by the national launch of Baileys flavours and by continued growth of the core brand.
Jose Cuervo delivered 1% volume growth and 3% net sales growth. Investment has been focused around the super premium labels as this is the segment that is driving category growth. As a result these grew by 20%, albeit off a small base.
Tanqueray grew volume 6% and net sales 9%, gaining 0.9 percentage points of value share in a declining category. This was driven by increased media investment behind the ‘Are You Ready to Tanqueray’ campaign and the introduction of Tanqueray Rangpur which was launched nationally in the second half.
Local priority brand volume increased 3% and net sales increased 8%. Growth of Crown Royal and US wines were partially offset by a small decline in Seagram’s VO. US wines grew net sales 8% driven by strong growth of the Chalone wines.
Crown Royal volume increased 5% as the NASCAR team sponsorship was up-weighted for the 2006 season and the brand returned to being advertised on television in December following two years of limited presence. Price increases were implemented on approximately 40% of volume and this, combined with the positive performance of the luxury Crown Royal Extra Rare, drove net sales growth of 9%.

Volume in the category brands declined 2%. Growth of beer and reserve brands led to mix improvement and net sales grew 5%.
Guinness volume grew 4%, with net sales up 7% as a result of a national price increase on the brand. Increased marketing activity was focused on Guinness Draught in Bottle leading to distribution gains and increased levels of visibility in retail. Additionally, marketing spend on TV media was up.
Ready to drink volume declined 6% whilst net sales were down 1% as a result of price increases and mix improvement. While Smirnoff ready to drink volume declined, innovation delivered mix improvements with the introduction of new Smirnoff Ice flavours and Smirnoff Raw Tea. The continued growth of Parrot Bay Tropical Malt Beverages and Jose Cuervo Golden Margaritas also contributed to this.
Europe
Summary:
•	Overall performance improved in the second half, with volume growth of 3% and net sales growth of 4%

•	Great Britain, Ireland and Spain all delivered net sales growth in the second half

•	In Russia Johnnie Walker and Baileys were the key drivers of very strong growth

•	Focus on premiumisation in growing categories in Continental Europe
Key measures:

			Reported	Organic
	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			(1)	(2)
Net sales	2,427	2,455	(1)	—
Marketing spend	391	389	1	1
Operating profit	723	737	(2)	—
Reported performance:
Net sales were £2,427 million in the year ended 30 June 2007 down by £28 million from £2,455 million in the prior year. Reported operating profit decreased by £14 million to £723 million in the year ended 30 June 2007.
Organic performance:
The weighted average exchange rate used to translate euro sales and profit moved from £1 = £1.46 in the year ended 30 June 2006 to £1 = £1.48 in the year ended 30 June 2007. Exchange rate impacts reduced net sales by £23 million. Acquisitions increased net sales by £6 million, disposals decreased net sales by £17 million and there was an organic increase of £6 million. Exchange rate impacts reduced operating profit by £10 million. Acquisitions decreased operating profit by £1 million, disposals decreased operating profit by £2 million and there was an organic decrease in operating profit of £1 million.

Brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	(1)	(1)	(1)	—
Local priority brands	(6)	(6)	(3)	(2)
Category brands	3	1	(1)	2
Total	(1)	(2)	(1)	—

Key spirits brands:
Smirnoff vodka	2	2	3	4
Johnnie Walker	4	4	11	12
Baileys	(2)	(2)	1	2
JeB	(4)	(4)	(3)	(2)

Guinness	(6)	(6)	(5)	(4)

Ready to drink	(12)	(12)	(14)	(12)
Global priority brand volume declined 1% and net sales were flat as the decline of Smirnoff ready to drink and of Guinness was offset by strong growth of Johnnie Walker. Performance in the global priority brands significantly improved during the second half with volume up 3% and net sales up 4%.
Smirnoff vodka volume increased 2% while net sales increased 4% following price increases in Ireland and benefiting from the premiumisation strategy in Continental Europe which focused on building the brand credentials of Smirnoff Red and Smirnoff Black. With significant improvement in Great Britain, volume in the second half grew 6% and net sales grew 8%.
Johnnie Walker volume was up 4% and net sales increased 12%. Volume growth was driven largely from Johnnie Walker Black Label in Greece and Poland and Johnnie Walker Red Label in Russia, Poland, Bulgaria and the Balkans. Net sales growth was the result of price increases, up-weighted investment and a premiumisation strategy in Russia, Greece and Iberia. Volume and net sales further improved in the second half, with growth of 11% and 24% respectively.
While Baileys volume declined 2%, net sales increased 2%. This was driven by action taken in Great Britain in the first half to increase net sales per case and higher net sales per case in Russia as a result of the move to an in market company. Strong volume performance in Continental Europe and Russia and the launch of Baileys flavours partially offset the decline in Great Britain. Both volume and net sales growth across Europe improved during the second half as volume increased 13% and net sales increased 17%.
JεB volume declined 4% and net sales declined 2%, primarily driven by the continued decline of the Scotch category in Spain. This was partially offset by growth in France and Eastern Europe.
Guinness volume declined 6% driven by the continued trend from on to off trade. Price increases were taken during the year and net sales declined 4%.
Total ready to drink volume and net sales declined 12%, primarily driven by Smirnoff Ice in Great Britain, Germany and France.
Local priority brand performance was impacted by the decline of Gordon’s and Bell’s in Great Britain, as a result of the Christmas pricing strategy to increase net sales value to the trade and by a decline in Cacique in Spain. This led to volume down 6% and net sales down 2%.
Category brand volume increased 1% and net sales increased 2%, driven by gains in Pimm’s and Blossom Hill.

Great Britain
In the full year volume and net sales both declined 5%. This reflects decline in the first half partially offset by growth in the second half. As a result of a more focused strategy on core spirits during the second half, spirits accounted for a greater proportion of total net sales and the proportion of ready to drink and beer fell. This resulted in second half volume growth of 6% ahead of net sales growth of 1%.
Smirnoff vodka volume declined 1% but net sales increased 1% as a result of price increases. In the second half, a combination of focus on sales execution and brand building initiatives resulted in volume up 10% and net sales up 11%.
Baileys volume declined 25% and net sales declined 21% as a result of the Christmas pricing strategy to increase net sales per case to the off trade. In the second half net sales were up 12% as a result of increased promotions.
Guinness volume declined 5% while a price increase in February 2007 moderated the net sales decline to 3%. This was broadly in line with the performance of the beer market in the United Kingdom. However, positive consumer reaction to a new advertising campaign meant that Guinness gained share in the on trade and is now the number four beer in Great Britain.
Local priority brand volume declined 9% and net sales declined 8%, driven by Gordon’s and Bell’s. Performance significantly improved during the second half with a 10% volume and 6% net sales increase.
Category brand volume increased 4% while net sales were flat as growth in Pimm’s and Blossom Hill offset declines in Piat d’Or.
Smirnoff ready to drink net sales declined 14% in line with the segment.
Ireland
The key driver in Ireland continues to be the trend from the on to the off trade. For the full year, volume was down 2% and net sales were down 1%. While net sales of beer declined 2%, spirits and wines outperformed in both the on and off trade with 4% and 7% net sales growth respectively. Smirnoff vodka grew net sales 7% and Baileys net sales increased 2%. In wine, Blossom Hill increased net sales by 37%, albeit off a small base.
Guinness volume declined 9% and net sales declined 7%. The second half performance improved following increased marketing and net sales declined by 5%.
Net sales of the lager brands grew 3% driven by Budweiser with the support of the successful launch of Bud Light.
Iberia
Volume declined 7% and net sales declined 2%. This was primarily driven by Spain, where performance was impacted by a declining Scotch category combined with changes in consumer behaviour following new legislation that increased drink driving penalties. Price increases across both Spain and Portugal partially offset the impact of the volume decline.
JεB volume declined 8% and net sales declined 3%. In the second half, volume and share performance improved as a result of investment in the off trade and price increases were implemented. This combined with growth in JεB Reserve led to price mix improvement.
Price increases contributed to Johnnie Walker net sales growth of 4% while stock level reduction led to a volume decline of 2%. The brand outperformed the Scotch category in Spain with Johnnie Walker Red Label the only whisky brand growing within the standard segment. Johnnie Walker Black Label became the number one deluxe whisky in Spain with share growth of 4.2 percentage points.

Local priority brand volume declined 10%, primarily driven by lower volume in Cacique down 8%. Growth in premium variants and Cacique 500 and Cacique Origen, which both gained share, combined with price increases, did improve mix and net sales were down 3%.
Category brand volume was down 9% primarily because of the decline in low priced Scotch brands. Mix improvement was delivered as Diageo’s malt whisky brands grew strongly, albeit off a small base and net sales declined 3%.
Rest of Europe
In Continental Europe focus on premiumisation with the relaunch of Smirnoff Black, reallocation of spending toward key brands and innovation with Baileys flavours drove volume up 4% and net sales up 5%.
In France volume increased 6% and net sales increased 2%. In a competitive market, promotional activity for priority brands such as Baileys, Smirnoff and Johnnie Walker increased.
In Greece total industry spirit sales declined 2%, driven by a decline in the off trade of 5%. In addition, the port strike during the first half and a decline in Ursus caused volume to decline 4%. Net sales were flat however as a result of a premiumisation strategy and price increases across all categories. Diageo continues to be the leader in whisky, with Johnnie Walker Red Label leading both the on and off trade. Net sales performance in Johnnie Walker Black Label, Tanqueray and Cardhu were also strong, with increases of 25%, 39% and 14% respectively.
In Eastern Europe total volume increased 13% driven by Johnnie Walker Red Label, Johnnie Walker Black Label, JεB and Baileys. Net sales grew 16% as a result of premiumisation, in particular the strong growth of Johnnie Walker Black Label and new routes to market.
In Russia volume grew 25% and net sales grew 63%. The move from a distributor to a newly created in-market company in July 2006 drove an increase in net sales per case. Following this move Diageo’s regional presence increased to cover 74 cities in Russia and marketing spend increased behind Johnnie Walker Red Label, Baileys and Captain Morgan. The newly acquired Smirnov brand has shown a promising start.
International
Summary:
•	Strong growth delivered throughout the region

•	Diageo’s Scotch brands, especially Johnnie Walker and Buchanan’s, were key drivers of net sales growth

•	Guinness grew net sales 15% led by strong growth across all major markets in Africa

•	Baileys grew net sales 21% driven by the launch of Baileys flavours

•	Global Travel and Middle East grew net sales 8% despite difficult trading conditions
Key measures:

			Reported	Organic
	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			16	16
Net sales	1,667	1,456	14	18
Marketing spend	208	183	14	17
Operating profit	499	445	12	19
Reported performance:
Net sales were £1,667 million in the year ended 30 June 2007 up by £211 million from £1,456 million in the prior year. Reported operating profit increased by £54 million to £499 million in the year ended 30 June 2007.

Organic performance:
Exchange rate impacts reduced net sales by £46 million. There was an organic increase in net sales of £257 million. Exchange rate impacts reduced operating profit by £20 million and transfers of costs between regions reduced operating profit by £5 million. There was an organic increase in operating profit of £79 million.
Brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	15	15	12	17
Local priority brands	19	15	22	24
Category brands	18	18	14	16
Total	16	16	15	18

Key spirits brands:
Smirnoff vodka	11	11	8	17
Johnnie Walker	17	16	18	18
Baileys	19	19	19	21
Buchanan’s	41	41	53	40

Guinness	13	13	7	15

Ready to drink	22	22	8	19
Global priority brands achieved strong growth with Guinness net sales up 17% in Africa and Johnnie Walker and Baileys delivering double-digit net sales growth across most markets. Smirnoff vodka also performed strongly with Brazil the key driver.
Johnnie Walker continued to demonstrate the success of its global campaign with volume up 16% and net sales up 18%, benefiting from increased marketing investment especially in Latin America and South Africa. Johnnie Walker’s Grand Prix team sponsorship continues to be a powerful platform to drive brand equity and deliver Diageo’s responsible drinking messages.
Guinness delivered strong growth throughout Africa. Growth accelerated in the second half as the new Guinness Greatness campaign was rolled out. The brand responded well to increased investment especially in Nigeria, the biggest market for Guinness in International, which accounts for 50% of the volume in Africa.
Baileys delivered net sales growth in Latin America and Global Travel and Middle East with Baileys flavours helping to drive the increase.
Performance of the local priority brands was driven by Buchanan’s. Malta Guinness also performed strongly in Nigeria and Ghana with net sales up 14% and 25% respectively, while Tusker grew net sales across East Africa.
Old Parr in Latin America and beer brands, especially Senator in East Africa, drove growth of category brands.
Ready to drink volume grew 22% and net sales grew 19%. Growth was driven by Smirnoff Storm, which continued to grow share in the segment in South Africa and the launch of Smirnoff Ice in Nigeria and Ghana. Smirnoff Ice also continued to perform well in Brazil.
Africa
Volume in Africa grew 17% with net sales up 19% as a result of price increases in Ghana and Nigeria and mix improvement in South Africa. Guinness, Senator, Johnnie Walker Black Label and Smirnoff ready to drink were the main drivers of growth.

Volume in Nigeria was up 10% as a result of strong growth in a relatively stable economy. Net sales were up 16% as a price increase was implemented on Guinness. Investment behind the Guinness Greatness campaign drove Guinness net sales up 18%. Malta Guinness net sales grew 14%.
In East Africa volume was up 27% and net sales up 25%. Senator grew net sales 55%, benefiting from the government’s zero-rated tax on non-malt beer in Kenya that allowed it to compete in the huge low value alcohol segment. Guinness net sales were up 32% due to the success of the Guinness Greatness campaign and net sales of Tusker and Pilsner were up 15% and 18% respectively.
In South Africa net sales were up 23% on volume growth of 15%. Mix improvement was delivered as a result of the growth in Smirnoff ready to drink, which grew net sales 40% and Diageo’s Scotch brands, which grew ahead of the category. Johnnie Walker led this growth with net sales up 44%. Price increases were implemented across all key brands during the year.
Volume in Ghana was up 3% and net sales up 16% as a result of growth in Malta Guinness and Guinness and price increases taken in the year.
In Cameroon trading improved following a substantial decline in volume in the prior year. Volume was up 10% as Guinness performed strongly and gained 1.4 percentage points of share. Net sales growth up 2% was held back primarily as a result of a change to third party distribution.
Latin America and Caribbean
Strong growth was delivered in Latin America and Caribbean throughout the year with volume up 18% and net sales up 22%. Diageo’s Scotch brands continued to drive this growth, especially Johnnie Walker and Buchanan’s. Smirnoff and Baileys also delivered strongly across the region with net sales up 29% and 32% respectively.
In Venezuela Diageo leads the growing Scotch category and made further share gains, with share up 0.7 percentage points in the super deluxe Scotch segment and 2.3 percentage points in the standard Scotch segment.
In Paraguay, Uruguay and Brazil net sales grew 21%. New advertising campaigns and a broadening of distribution outside of key cities drove growth in Johnnie Walker with net sales up 19%. Price increases were successfully implemented on Smirnoff vodka and net sales grew 31% on volume growth of 18%. Smirnoff vodka is driving growth in the premium vodka segment. Smirnoff ready to drink also performed well as net sales grew 25%.
In Mexico volume was up 5% and net sales up 9% as Diageo gained share in the Scotch and liqueurs categories. While Diageo gained share across each Scotch segment, super deluxe Scotch is the fastest growing segment in the category and Diageo gained 2.0 percentage points of share. In liqueurs Baileys volume increased 21% following the launch of Baileys flavours in May 2007.
Global Travel and Middle East
Volume was up 7% and net sales up 8% despite the difficult trading conditions resulting from conflicts in the Middle East and travel security issues worldwide. Diageo’s Scotch brands were key to this growth. Johnnie Walker Black Label performed strongly with net sales up 8% as the premium status of the brand was enhanced through promotional activities such as the golf gift pack in Asia around the Johnnie Walker Classic golf tournament. The Johnnie Walker super deluxe labels also continued their strong performance. Baileys grew net sales 11% mainly driven by the global roll out of Baileys flavours.

Asia Pacific
Summary:
•	All markets contributed to top line sales growth
•	Excellent growth of Johnnie Walker drove overall performance
•	Sales growth accelerated in the second half
•	Share gains delivered in key categories across a number of markets
Key measures:

			Reported	Organic
	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			12	12
Net sales	840	763	10	13
Marketing spend	199	171	16	22
Operating profit	196	199	(2)	7
Reported performance:
Net sales were £840 million in the year ended 30 June 2007 up by £77 million from £763 million in the prior year. Reported operating profit decreased by £3 million to £196 million in the year ended 30 June 2007.
Organic performance:
Exchange rate impacts reduced net sales by £21 million. There was an organic increase in net sales of £98 million. Exchange impacts reduced operating profit by £6 million and transfers of costs between regions reduced operating profit by £9 million. There was an organic increase in operating profit of £12 million.
Brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	18	18	14	17
Local priority brands	4	4	3	6
Category brands	4	4	10	14
Total	12	12	10	13

Key spirits brands:
Smirnoff vodka	23	23	25	31
Johnnie Walker	25	25	19	22
Windsor	15	15	12	15

Guinness	(5)	(5)	5	5

Ready to drink	3	3	1	5
Global priority brands drove overall performance. Johnnie Walker which is Diageo’s largest brand in Asia Pacific, representing nearly a third of net sales, drove approximately 50% of the net sales growth in the region.
Smirnoff volume grew 23% responding well to increased marketing investment. Price increases were also implemented in a number of markets and as a result net sales grew 31%. Growth was driven by India and Australia as Smirnoff Experience events, promotions and in the case of Australia, the ‘Clearly Smirnoff’ media campaign, increased brand awareness.

Johnnie Walker growth accelerated over last year as a result of brand building marketing, aligned to Johnnie Walker’s Grand Prix team sponsorship, mentoring and PR events. Johnnie Walker Red Label grew net sales over 50% in Thailand and in China net sales of Johnnie Walker Black Label continued to grow strongly.
Guinness performance was the result of a strategy to drive value. Net sales increased 5% as price increases and the repatriation of Guinness from a third party distributor in Korea offset a volume decline of 5%.
Local priority brands grew volume 4% and net sales 6% primarily as a result of growth in Windsor in Korea.
Significant mix improvement was delivered in category brands with volume up 4% and net sales up 14%. This was primarily driven by the growth of Benmore in Thailand offsetting declines in the lower priced Spey Royal and Golden Knight.
Ready to drink volume increased 3% and net sales increased 5%, driven by Smirnoff Ice in Japan which was re-launched in fiscal 2006. In Australia, a decline in Bundaberg ready to drink was offset by new brand launches.
Marketing spend in Asia Pacific increased 22%. This growth was driven by investments made in the high growth potential markets such as India and China, although the rate of growth in marketing spend in China has now moderated following the significant upweight in fiscal 2005 and 2006. The growth in marketing was targeted behind priority brands such as Johnnie Walker and Smirnoff vodka and behind the launch of new brands in India.
In Australia volume increased 3% and net sales grew 4%. In ready to drink net sales grew 1% as a net sales decline in Bundaberg of 4% was offset by growth in both Johnnie Walker and Smirnoff ready to drink variants, with net sales up 12% and 5% respectively. Johnnie Walker and Smirnoff net sales growth was driven by new line extensions and formats. In spirits Diageo outperformed the spirits category. Smirnoff vodka grew volume 15% as a result of media investment behind the ‘Clearly Smirnoff’ campaign and price increases led to net sales growth of 22%. Johnnie Walker’s cricket sponsorship and a new advertising campaign led to volume up 8%. Net sales were up 11% as a price increase was implemented on Johnnie Walker Red Label.
In Korea volume increased 8% and net sales were up 13%. Windsor continued to perform strongly, driving overall performance as net sales grew 15%. Diageo has outperformed the growing whisky category and therefore extended its leadership position with Windsor now the number one Scotch brand in Korea. Positive brand mix was delivered as the growth of Windsor more than offset the decline of Dimple and this, combined with price increases and the repatriation of Guinness from a third party distributor, drove net sales growth ahead of volume growth. During the year Diageo Korea and several employees were subject to investigations regarding various regulatory and control matters, some of which are continuing. Since the year end, Diageo Korea’s import licence has been cancelled by the National Tax Service after one of these investigations found a number of Diageo salesmen were involved in sales to unlicensed wholesalers. Therefore, from the end of July 2007 Diageo has operated through a third party distributor.
In Japan volume declined 1%, while net sales grew 8%. Volume performance continued to be impacted by the decline in the Scotch category while the growth of Smirnoff Ice following the re-launch drove mix improvement. Although share has been lost in the standard and deluxe segments, Diageo has focused investment on the super deluxe brands and delivered growth significantly ahead of the segment.
In Thailand while the whisky category declined, Diageo continued to outperform. Volume was up 4% and net sales were significantly ahead, up 21%, driven by Diageo’s strategy to drive mix improvement and a reduction in excise duties on certain brands. Diageo leads across premium, deluxe and super deluxe Scotch segments and has increased its value share of the overall category by 5.4 percentage points. Johnnie Walker Black Label gained further share in the deluxe segment whilst Johnnie Walker Red Label drove the growth in the premium whisky segment, with net sales up 54%. In the standard segment, mix improvement has been achieved through focus on Benmore in preference to the lower priced Spey Royal. Volume of Spey Royal therefore declined as did volume of Golden Knight in the economy segment.

In China volume grew 41% and net sales grew 61% as Johnnie Walker Black Label continued to take share. In January 2007 Diageo made its first investment in the Chinese white spirits category through a minority stake in Sichuan Chengdu Quanxing Group Co. Ltd.
In Taiwan while the overall Scotch category is in decline, the deluxe segments are in growth. Diageo’s focus on the Johnnie Walker deluxe labels has resulted in volume up 1% and net sales up 4%.
In India Johnnie Walker is the leading Scotch and continued to lead the growth of the category with volume up 30%, led by Johnnie Walker Black Label, up 41%. In the year Diageo took steps to widen its participation both within and across categories, launching a number of new brands. Haig was introduced to compete in the premium whisky segment and the joint venture with Radico Khaitan launched its first new whisky brand, Masterstroke, into the Indian made foreign liquor segment. In the vodka category Smirnoff continued to gain share with volume up 37%, whilst Shark Tooth vodka was introduced into the prestige vodka segment and performed well on launch. The introduction of these new brands resulted in a dilution of mix, however net sales still grew 36% on volume growth of 44%.
Corporate revenue and costs
Net sales were £75 million in the year ended 30 June 2007, down by £1 million from £76 million in the prior year.
Net operating costs were £109 million, down from £166 million in the prior year. £40 million of this decrease relates to the exceptional gain on the sale of the Park Royal land in the United Kingdom. Excluding this exceptional gain, net operating costs decreased £17 million as a result of transfer of costs to the regions and there was an underlying reduction in net operating costs of £4 million.

FINANCIAL REVIEW
Condensed consolidated income statement

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million
Sales	9,917	9,704
Excise duties	(2,436)	(2,444)

Net sales	7,481	7,260
Operating costs	(5,322)	(5,216)

Operating profit	2,159	2,044
Disposal of investments and businesses	(1)	157
Net finance charges	(212)	(186)
Associates’ profits	149	131

Profit before taxation	2,095	2,146
Taxation	(678)	(181)

Profit from continuing operations	1,417	1,965
Discontinued operations	139	—

Profit for the year	1,556	1,965

Attributable to:
Equity shareholders	1,489	1,908
Minority interests	67	57

	1,556	1,965

Sales and net sales
On a reported basis, sales increased by £213 million from £9,704 million in the year ended 30 June 2006 to £9,917 million in the year ended 30 June 2007. On a reported basis, net sales increased by £221 million from £7,260 million in the year ended 30 June 2006 to £7,481 million in the year ended 30 June 2007. Exchange rate movements decreased reported sales by £358 million and reported net sales by £280 million, principally arising from the weakening of the US dollar. Acquisitions and disposals resulted in a net decrease in reported sales and reported net sales of £24 million and £10 million, respectively for the year.
Operating costs
On a reported basis operating costs increased by £106 million in the year ended 30 June 2007 due to an increase in marketing costs of £35 million, from £1,127 million to £1,162 million, an increase in cost of sales of £82 million, from £2,921 million to £3,003 million, and a decrease in other operating expenses of £11 million, from £1,168 million to £1,157 million. Offset within other operating expenses in the year ended 30 June 2007 are profits on disposal of property, plant and equipment, including an exceptional gain of £40 million on the disposal of land at Park Royal in the United Kingdom. There were no exceptional items in operating costs in the year ended 30 June 2006. Excluding exceptional items, operating costs increased by £146 million from £5,216 million in the year ended 30 June 2006 to £5,362 million in the year ended 30 June 2007.
Post employment plans
Post employment costs for the year ended 30 June 2007 of £56 million (2006 — £87 million) included amounts charged to operating profit of £104 million (2006 — £106 million) partly offset by finance income of £48 million (2006 — £19 million). At 30 June 2007, Diageo’s deficit before taxation for all post employment plans was £419 million (2006 — £801 million).

Operating profit
Reported operating profit for the year ended 30 June 2007 increased by £115 million to £2,159 million from £2,044 million in the prior year. Exceptional operating gains of £40 million were generated in the year ended 30 June 2007. There were no comparable exceptional operating gains or costs in the year ended 30 June 2006. Excluding the exceptional gain relating to Park Royal, operating profit for the year increased by £75 million from £2,044 million in the year ended 30 June 2006 to £2,119 million in the current year.
Exchange rate movements reduced operating profit for the year ended 30 June 2007 by £91 million.
Disposal of investments and businesses
In the year ended 30 June 2007 a loss before taxation of £1 million arose from the disposal of businesses. In the year ended 30 June 2006 gains before taxation on the disposal of businesses were £157 million, representing a gain of £151 million on the sale of the group’s remaining 25 million shares of common stock of General Mills and a gain on the sale of other businesses of £6 million.
Net finance charges
Net finance charges increased by £26 million from £186 million in the year ended 30 June 2006 to £212 million in the year ended 30 June 2007.
The net interest charge increased by £58 million from £193 million in the prior year to £251 million in the year ended 30 June 2007. This increase principally resulted from the increase in net borrowings in the year and the increase in US dollar and euro interest rates. Exchange rate movements reduced net interest by £11 million.
Other net finance income of £39 million (2006 - £7 million) included income of £48 million (2006 - £19 million) in respect of the group’s post employment plans. This movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2005 and 30 June 2006. Other finance income for the year ended 30 June 2007 of £7 million (2006 - charge of £2 million) includes income of £6 million (2006 - charge of £2 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity. Other finance charges of £16 million (2006 - £15 million) in respect of the unwinding of the discount on discounted provisions were recognised during the year. Other finance income in the year ended 30 June 2006 also included £5 million dividend income in respect of the group’s interest in General Mills.
Associates
The group’s share of profits of associates after interest and tax was £149 million for the year ended 30 June 2007 compared to £131 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £136 million to share of profits of associates after interest and tax (2006 - £122 million).
Profit before taxation
Profit before taxation decreased by £51 million from £2,146 million to £2,095 million in the year ended 30 June 2007, primarily as a result of increased operating profit in the year which was more than offset by the £151 million gain on disposal of General Mills shares in the year ended 30 June 2006.
Taxation
The reported effective tax rate for the year ended 30 June 2007 is 32.4% compared with 8.4% for the year ended 30 June 2006. The underlying effective tax rate for continuing operations for the year ended 30 June 2007 is 25.1%, compared with 24.9% for the year ended 30 June 2006. Factors that increased the reported effective tax rate for the year ended 30 June 2007 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger, lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intragroup reorganisation of certain brand businesses. The effective tax rate in the prior year was reduced following the agreement of certain brand values with tax fiscal authorities that resulted in recognising an increase in the group’s deferred tax assets of £313 million. The underlying effective tax rate is expected to be 26% for the year ending 30 June 2008.

Discontinued operations
In the year ended 30 June 2007 profit after tax in respect of the disposal of businesses was £139 million. This profit represents a tax credit of £82 million in respect of the recognition of capital losses that arose on the disposal of Pillsbury and Burger King and a tax credit of £57 million following resolution with the tax authorities of various audit issues including prior year disposals. There was no profit or loss from discontinued operations in the year ended 30 June 2006.
Exchange rates
The estimated effect of exchange rate movements on the results for the year ended 30 June 2007 as compared with the results for the year ended 30 June 2006 was as follows:

Gains/(losses)
£ million
Operating profit
Translation impact	(73)
Transaction impact	(18)
Associates
Translation impact	(2)
Transaction impact	—
Interest and other finance charges
Translation impact	11
Net exchange movements on short term inter-company loans	8
Net exchange movements on net debt not meeting hedge accounting criteria	1

Total exchange effect on profit before taxation	(73)

	Year ended 30	Year ended 30
	June 2007	June 2006
Exchange rates
Translation US$/£ rate	1.93	1.78
Translation €/£ rate	1.48	1.46
Transaction US$/£ rate	1.87	1.81
Transaction €/£ rate	1.45	1.45
The weakening of the US dollar had adverse translation and transaction effects on operating profit and a favourable impact on US dollar denominated interest charges.
Outlook for the impact of exchange rate movements
For the year ending 30 June 2008 the impact of exchange rate movements based on current exchange rates (excluding the exchange impact of retranslating trading and short term loan inter-company balances under IAS 21) is projected to have an adverse impact of £65 million on operating profit and a positive impact of approximately £5 million on interest.
Dividend
The directors recommend a final dividend of 20.15 pence per share, an increase of 5.2% on last year’s final dividend. The full dividend will therefore be 32.7 pence per share, an increase of 5.1% from the year ended 30 June 2006. Subject to approval by shareholders, the final dividend will be paid on 22 October 2007 to shareholders on the register on 14 September 2007. Payment to US ADR holders will be made on 26 October 2007. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 1 October 2007.

Cash flow
Extract from the consolidated cash flow statement

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million

Cash generated from operations	2,272	2,199
Interest paid (net)	(237)	(171)
Dividends paid to equity minority interests	(41)	(40)
Taxation	(368)	(393)
Net (purchase)/sale of other investments	(6)	7
Payment into escrow in respect of UK pension fund	(50)	—

Net capital expenditure	(205)	(241)

Free cash flow	1,365	1,361

Free cash flow increased by £4 million to £1,365 million in the year ended 30 June 2007. Cash generated from operations increased from £2,199 million to £2,272 million in the year ended 30 June 2007. This £73 million increase is primarily a result of higher operating profit of £115 million. This increase was supplemented by reduced net capital expenditure of £36 million and reduced taxation payments of £25 million, but offset by an increase in net interest payments of £66 million, due to increased net borrowings during the year and higher interest rates and a payment of £50 million into an escrow account as contingency funding in the event that the deficit in the UK pension fund is not covered by future investment returns.
In the year ended 30 June 2007, Diageo invested £70 million in business acquisitions (2006 - £209 million) and purchased 141 million shares as part of the share buyback programme (2006 – 164 million shares) at a cost including fees of £1,405 million (2006 - £1,407 million). Net payments to acquire shares for employee share schemes totalled £25 million (2006 — £32 million). Equity dividends of £858 million were paid during the year (2006 - £864 million).
Diageo continues to target a range of ratios which are currently broadly consistent with an A band credit rating. In 2008, assuming similar levels of free cash flow and acquisition activity to those that arose in 2007, Diageo would expect, under this capital structure, to have the financial capacity to fund a share buyback programme of approximately £1 billion.
Balance sheet
At 30 June 2007, total equity was £4,170 million compared with £4,681 million at 30 June 2006. This decrease was mainly due to the shares repurchased for cancellation or holding as treasury shares of £1,405 million and the dividend paid out of shareholders’ equity of £858 million partly offset by the profit for the period of £1,556 million.
Net borrowings were £4,845 million at 30 June 2007, an increase of £763 million from net borrowings at 30 June 2006 of £4,082 million. The principal components of this increase were payments of £1,405 million to repurchase shares and a £858 million equity dividend offset by free cash inflow of £1,365 million and exchange movements of £211 million.
Economic profit
Economic profit increased by £71 million from £564 million in the year ended 30 June 2006 to £635 million in the year ended 30 June 2007. See page 39 for the calculation and definition of economic profit.

DIAGEO CONSOLIDATED INCOME STATEMENT

		Year ended 30 June	Year ended 30 June
		2007	2006
	Notes	£ million	£ million
Sales	2	9,917	9,704
Excise duties		(2,436)	(2,444)

Net sales		7,481	7,260
Cost of sales		(3,003)	(2,921)

Gross profit		4,478	4,339
Marketing expenses		(1,162)	(1,127)
Other operating expenses		(1,157)	(1,168)

Operating profit	2	2,159	2,044
Sale of General Mills and other businesses	3	(1)	157
Net interest payable	4	(251)	(193)
Net other finance income	4	39	7
Share of associates’ profits after tax		149	131

Profit before taxation		2,095	2,146
Taxation	5	(678)	(181)

Profit from continuing operations		1,417	1,965
Discontinued operations	6	139	—

Profit for the year		1,556	1,965

Attributable to:
Equity shareholders of the parent company		1,489	1,908
Minority interests		67	57

		1,556	1,965

Pence per share
Basic earnings		55.4p	67.2p
Diluted earnings		55.0p	66.9p
Average shares		2,688m	2,841m

DIAGEO CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	(269)	(76)
Exchange differences on borrowings and derivative net investment hedges	199	52
Effective portion of changes in fair value of cash flow hedges
- Gains taken to equity	28	39
- Transferred to income statement	35	4
Fair value movement on available for sale securities	—	(148)
Actuarial gains on post employment plans	328	459
Tax on items taken directly to equity	(99)	(97)

Net income recognised directly in equity	222	233
Profit for the year	1,556	1,965

Total recognised income and expense for the year	1,778	2,198

Attributable to:
- equity shareholders of the parent company	1,719	2,146
- minority interests	59	52

Total recognised income and expense for the year	1,778	2,198

DIAGEO CONSOLIDATED BALANCE SHEET

		30 June 2007		30 June 2006
	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,383		4,534
Property, plant and equipment	1,932		1,952
Biological assets	12		13
Investments in associates	1,436		1,341
Other investments	128		69
Other receivables	17		12
Other financial assets	52		42
Deferred tax assets	771		1,113
Post employment benefit assets	38		14

		8,769		9,090
Current assets
Inventories (note 7)	2,465		2,386
Trade and other receivables	1,759		1,681
Other financial assets	78		71
Cash and cash equivalents (note 8)	885		699

		5,187		4,837

Total assets		13,956		13,927

Current liabilities
Borrowings and bank overdrafts (note 8)	(1,535)		(759)
Other financial liabilities	(43)		(36)
Trade and other payables	(1,888)		(1,803)
Corporate tax payable	(673)		(681)
Provisions	(60)		(56)

		(4,199)		(3,335)
Non-current liabilities
Borrowings (note 8)	(4,132)		(4,001)
Other financial liabilities	(104)		(78)
Other payables	(38)		(37)
Provisions	(274)		(306)
Deferred tax liabilities	(582)		(674)
Post employment benefit liabilities	(457)		(815)

		(5,587)		(5,911)

Total liabilities		(9,786)		(9,246)

Net assets		4,170		4,681

Equity
Called up share capital	848		883
Share premium	1,341		1,340
Other reserves	3,186		3,168
Retained deficit	(1,403)		(889)

Equity attributable to equity shareholders of the parent company		3,972		4,502
Minority interests		198		179

Total equity (note 10)		4,170		4,681

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

		Year ended		Year ended
		30 June 2007		30 June 2006
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	1,556		1,965
Discontinued operations	(139)		—
Taxation	678		181
Share of associates’ profits after taxation	(149)		(131)
Net interest and other net finance income	212		186
Losses/(gains) on disposal of businesses	1		(157)
Depreciation and amortisation	210		214
Movements in working capital	(180)		(192)
Dividend income and other items	83		133

Cash generated from operations		2,272		2,199
Interest received		42		64
Interest paid		(279)		(235)
Dividends paid to minority interests		(41)		(40)
Taxation paid		(368)		(393)

Net cash from operating activities		1,626		1,595

Cash flows from investing activities
Disposal of property, plant and equipment	69		16
Purchase of property, plant and equipment	(274)		(257)
Net (purchase)/disposal of other investments	(6)		7
Payment into escrow in respect of UK Pension fund	(50)		—
Disposal of businesses	4		772
Purchase of businesses	(70)		(209)

Net cash (outflow)/inflow from investing activities		(327)		329

Cash flows from financing activities
Proceeds from issue of share capital	1		3
Net purchase of own shares for share schemes	(25)		(32)
Own shares repurchased	(1,405)		(1,407)
Net increase in loans	1,226		309
Equity dividends paid	(858)		(864)

Net cash used in financing activities		(1,061)		(1,991)

Net increase/(decrease) in net cash and cash equivalents		238		(67)
Exchange differences		(50)		(11)
Net cash and cash equivalents at beginning of the year		651		729

Net cash and cash equivalents at end of the year		839		651

Net cash and cash equivalents consist of:
Cash and cash equivalents		885		699
Bank overdrafts		(46)		(48)

		839		651

NOTES
1. Basis of preparation
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). This consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2006. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB).
The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:
IFRIC 4 – Determining whether an arrangement contains a lease (effective for annual periods beginning on or after 1 January 2006).
IFRIC 5 – Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds (effective for annual periods beginning on or after 1 January 2006).
IFRIC 6 – Liabilities arising from participating in a specific market: waste electrical and electronic equipment (effective for annual periods beginning on or after 1 December 2005).
IFRIC 7 – Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies (effective for annual periods beginning on or after 1 March 2006).
IFRIC 8 – Scope of IFRS 2 – Accounting for share based payments (effective for annual periods beginning on or after 1 May 2006).
IFRIC 9 – Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006).
The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:
Amendment to IAS 1 – Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007)
Amendment to IAS 23 – Borrowing costs (effective for annual periods beginning on or after 1 January 2009)
IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009)
IFRIC 11 – Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007)
IFRIC 12 – Service concession arrangements (effective for annual periods beginning on or after 1 January 2008)
IFRIC 13 – Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008)
IFRIC 14 – IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction (effective for annual periods beginning on or after 1 January 2008)
The amendment to IAS 1 requires additional disclosures in the Annual Report on the objectives, policies and processes for managing capital. Appropriate additional disclosures will be included in the 2008 Annual Report.

The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.
IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 — Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.
The group does not currently believe the adoption of the interpretations would have a material impact on the consolidated results or financial position of the group.
The information in this preliminary announcement does not constitute the statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Diageo plc for the year ended 30 June 2006, which were prepared under IFRS, have been filed with the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2007. Both the audit reports were unqualified and did not contain any statement under section 237 of the Companies Act 1985.
2. Business and geographical analyses
Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International, Diageo Asia Pacific and Corporate, reflecting the group’s management and internal reporting structure. The Diageo Asia Pacific business was established in January 2007. The results for the year ended 30 June 2006 have been revised for the new business structure.
Business analysis:

		Year ended		Year ended
		30 June 2007		30 June 2006
		Operating		Operating
	Sales	profit/(loss)	Sales	profit/(loss)
	£ million	£ million	£ million	£ million
North America	2,915	850	2,968	829
Europe	3,765	723	3,834	737
International	2,031	499	1,784	445
Asia Pacific	1,131	196	1,042	199

	9,842	2,268	9,628	2,210
Corporate	75	(109)	76	(166)

	9,917	2,159	9,704	2,044

Net corporate operating costs and trading losses decreased from £166 million to £109 million in the year ended 30 June 2007. Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term inter-company trading balances and the results of Gleneagles Hotel.

Geographical analysis of sales and operating profit by destination:

		Year ended		Year ended
		30 June 2007		30 June 2006
		Operating		Operating
	Sales	profit	Sales	profit
	£ million	£ million	£ million	£ million
North America	2,958	873	2,999	842
Europe	3,912	636	3,977	597
Asia Pacific	1,179	215	1,085	218
Latin America	813	214	671	163
Rest of World	1,055	221	972	224

	9,917	2,159	9,704	2,044

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.
Certain businesses reported for internal management purposes within Diageo International have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.

	30 June	30 June
	2007	2006
Analysis of total assets:	£ million	£ million
North America	842	872
Europe	1,063	1,190
International	808	789
Asia Pacific	406	350
Moët Hennessy	1,348	1,303
Corporate and other	9,489	9,423

	13,956	13,927

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.
Weighted average exchange rates used in the translation of income statements were US dollar - £1 =$1.93 (2006 - £1 = $1.78) and euro - £1 = €1.48 (2006 - £1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $2.01 (30 June 2006 - £1 = $1.85) and euro - £1 = €1.48 (30 June 2006 - £1 = €1.45). The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.
The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.
3. Exceptional items
Exceptional items are those that in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.
In the year ended 30 June 2007, operating profit included an exceptional gain of £40 million in respect of the sale of the site of the former brewery at Park Royal in the United Kingdom. An exceptional loss on business disposals of £1 million also arose in the year to 30 June 2007. In the year ended 30 June 2006, the gain on sale of shares in General Mills of £151 million and gains of £6 million related to business disposals were identified as pre-tax exceptional items.

4. Net interest and other finance charges

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million
Interest payable	(332)	(229)
Interest receivable	78	27
Market value movements on interest rate instruments	3	9

Net interest payable	(251)	(193)

Net finance income in respect of post employment plans	48	19
Investment income — dividends receivable from General Mills	—	5
Other unwinding of discounts	(16)	(15)

	32	9
Net exchange movements on certain financial instruments	7	(2)

Net other finance income	39	7

5. Taxation
The £678 million taxation charge for the year ended 30 June 2007 comprises a UK tax charge of £87 million and a foreign tax charge of £591 million. In the year ended 30 June 2006, the taxation charge of £181 million included an exceptional tax credit of £315 million that arose mainly as a consequence of agreement with fiscal authorities of the carrying value of certain brands, which resulted in an increase to the group’s deferred tax assets of £313 million.
6. Discontinued operations
In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the prior year disposal of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues including prior year disposals.
7. Inventories

	30 June 2007	30 June 2006
	£ million	£ million
Raw materials and consumables	239	236
Work in progress	14	17
Maturing inventories	1,745	1,644
Finished goods and goods for resale	467	489

	2,465	2,386

8. Net borrowings

	30 June 2007	30 June 2006
	£ million	£ million
Debt due within one year and overdrafts	(1,535)	(759)
Debt due after one year	(4,132)	(4,001)
Fair value of interest rate hedging instruments	(20)	(44)
Fair value of foreign currency swaps and forwards	(29)	(17)
Obligations under finance leases	(14)	(9)

	(5,730)	(4,830)
Less: Cash and cash equivalents	885	699
Other liquid resources	—	49

Net borrowings	(4,845)	(4,082)

In the year ended 30 June 2007, the group issued a US $600 million global bond repayable in January 2012 with a coupon of 5.125%, a US $600 million global bond repayable in September 2016 with a coupon of 5.5%, a US $600 million global bond repayable in September 2036 with a coupon of 5.875% and a €750 million Euro floating rate bond with a spread of 24 bps to 3 month EURIBOR, repayable in May 2012. A US $500 million bond, a €300 million medium term note, a US $200 million medium term note and a US $5 million retail note matured and were repaid in the year.
9. Reconciliation of movement in net borrowings

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million
Net borrowings at beginning of the year	(4,082)	(3,706)
Adoption of IAS 39 on 1 July 2005		3
Restated net borrowings at beginning of the year		(3,703)

Increase/(decrease) in net cash and cash equivalents before Exchange	238	(67)
Cash flow from change in loans	(1,226)	(309)

Change in net borrowings from cash flows	(988)	(376)
Exchange differences	211	15
Other non-cash items	14	(18)

Net borrowings at end of the year	(4,845)	(4,082)

10. Movements in total equity

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million
Total equity at beginning of the year	4,681	4,626
Adoption of IAS 39 on 1 July 2005		164

Restated total equity at beginning of the year		4,790

Total recognised income and expense for the year	1,778	2,198
Dividends paid to equity shareholders	(858)	(864)
Dividends paid to minority interests	(41)	(40)
New share capital issued	1	3
Share trust arrangements	77	16
Tax on share trust arrangements	12	6
Purchase of own shares for cancellation or holding as treasury Shares	(1,405)	(1,407)
Purchase of own shares for holding as treasury shares for share scheme hedging	(76)	(21)
Acquisition of minority interest	1	—

Net movement in total equity	(511)	(109)

Total equity at end of the year	4,170	4,681

Total equity at the end of the year includes gains of £42 million in respect of cumulative translation differences (2006 - gains of £107 million) and £2,333 million (2006 - £2,070 million)in respect of own shares held as treasury shares.

11. Dividends

	Year ended	Year ended
	30 June 2007	30 June 2006
	£ million	£ million
Amounts recognised as distributions to equity holders in the year
Final dividend paid for the year ended 30 June 2006 of 19.15p (2005 — 18.2p) per share	524	529
Interim dividend paid for the six month period ended 31 December 2006 of 12.55p (2005 — 11.95p) per share	334	335

	858	864

A final dividend of 20.15 pence per share for the year ended 30 June 2007 (2006 — 19.15 pence per share) was recommended by the board on 29 August 2007. This dividend is recommended for approval by shareholders at the Annual General Meeting to be held on 16 October 2007 and as the approval will be after the balance sheet date it has not been included as a liability.
12. Contingent liabilities and legal proceedings
(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£100 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 30 June 2007 the group has given performance guarantees and indemnities to third parties of £106 million.
There has been no material change since 30 June 2007 in the group’s performance guarantees and indemnities.
(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.
(iii) Alcohol advertising litigation A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and other legal theories. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these actions may give rise. Diageo intends to defend itself vigorously against these claims.
(iv) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

(v) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

ADDITIONAL INFORMATION FOR SHAREHOLDERS
EXPLANATORY NOTES
Definitions
Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements (at level exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals) for continuing operations. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.
Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by 5.
Net sales are sales after deducting excise duties.
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.
References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Caipiroska, Smirnoff Signatures, Smirnoff Source, Smirnoff Fire and Smirnoff Raw Tea. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.
Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to volume share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.
This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 41 — ‘Cautionary statement concerning forward-looking statements’ for more details.
This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.
Certain brands formerly treated as local priority brands have now been classified as category brands and vice versa to reflect the change in contribution of these brands in individual countries. All comparative figures have been restated.

Changes to local priority brand classification
These changes reflect the classification of brands to a regional basis rather than a single market basis.

Previous classification	New classification
Europe
Archers Great Britain	Archers Europe
Bell’s Great Britain	Bell’s Europe
Cacique Spain	Cacique Europe
Cardhu Spain	Cardhu Europe
Gordon’s gin Great Britain	Gordon’s gin Europe
Budweiser Ireland	Budweiser Europe
Carlsberg Ireland	Carlsberg Europe
Harp Ireland	Harp Europe
Smithwicks Ireland	Smithwicks Europe
International
Bell’s South Africa	Bell’s International
Buchanan’s Venezuela	Buchanan’s International
Malta Africa	Malta International
Pilsner Kenya	Pilsner International
Tusker Kenya	Tusker International
Red Stripe Jamaica	Red Stripe International
Asia Pacific
Old Parr Japan	Old Parr Asia Pacific
Dimple/Pinch Korea	Dimple/Pinch Asia Pacific
Bundaberg rum Australia	Bundaberg rum Asia Pacific
Windsor Premier Korea	Windsor Premier Asia Pacific
In North America the following changes were made to reflect the priority brand focus of the region.
Moved from local priority brands to category brands:
Goldschlager
Gordon’s gin
Myers
Romana Sambuca
Rumple Minze
Moved from category brands to local priority brands:
Chalone and other US wines
The following brands remain local priority brands in the North America region:
Buchanan’s
Crown Royal
Seagrams 7 Crown
Seagrams VO
Beaulieu Vineyard
Sterling Vineyard

Reconciliation to GAAP measures
(i) Organic movement
Organic movement in volume, sales, net sales, operating profit, operating margin and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.
In the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movement is managed centrally and is not a factor over which local managers have any control.
Acquisitions and disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.
The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals and exceptional items is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.
Organic movement in volume, sales, net sales, operating profit and operating margin
Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.
These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions, disposals and exceptional items.
The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2007 were as follows:
1. Volume (1)(a)(b)

		Acquisitions
		and	Organic
	2006	disposals	movement	2007	Organic
	units	units	units	units	movement
	million	million	million	million	%
North America	48.8	—	1.4	50.2	3
Europe	41.4	0.1	(0.6)	40.9	(2)
International	32.1	0.2	5.0	37.3	16
Asia Pacific	11.5	—	1.4	12.9	12

Total	133.8	0.3	7.2	141.3	5

2. Sales (a)(b)

			Acquisitions
	2006		and	Organic	2007	Organic
	Reported	Exchange(3)	disposals(4)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
North America	2,968	(225)	2	170	2,915	6
Europe	3,834	(32)	(26)	(11)	3,765	—
International	1,784	(73)	—	320	2,031	19
Asia Pacific	1,042	(28)	—	117	1,131	12
Corporate	76	—	—	(1)	75	(1)

Total sales	9,704	(358)	(24)	595	9,917	6

3. Net sales (a)(b)

			Acquisitions
	2006		and	Organic	2007	Organic
	Reported	Exchange(3)	disposals(4)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
North America	2,510	(190)	1	151	2,472	7
Europe	2,455	(23)	(11)	6	2,427	—
International	1,456	(46)	—	257	1,667	18
Asia Pacific	763	(21)	—	98	840	13
Corporate	76	—	—	(1)	75	(1)

Total net sales	7,260	(280)	(10)	511	7,481	7

Excise duties	2,444				2,436

Total sales	9,704				9,917

4. Operating profit (a)(b)

				Transfers,(2)
				acquisitions
	2006	Exceptional		and	Organic	2007	Organic
	Reported	items(5)	Exchange(3)	disposals(4)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	829	—	(69)	(3)	93	850	12
Europe	737	—	(10)	(3)	(1)	723	—
International	445	—	(20)	(5)	79	499	19
Asia Pacific	199	—	(6)	(9)	12	196	7
Corporate	(166)	40	14	17	(14)	(109)	(9)

Total	2,044	40	(91)	(3)	169	2,159	9

Notes – Information relating to the current period

(1)	Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)	Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain supply and other overheads from corporate to the regions and the reallocation of certain prior year transaction exchange differences into corporate. Transfers reduced restated prior year operating profit for North America, International and Asia Pacific profits by £3 million, £5 million and £9 million, respectively and reduced costs in Corporate by £17 million.

(3)	The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar.

(4)	The only acquisition in the year ended 30 June 2007 that affected sales, net sales and operating profit was the acquisition of the Smirnov brand in Russia which was reported in Europe. The other acquisition impacting the calculation of organic growth in the period was the acquisition of The ‘Old Bushmills’ Distillery Company Limited in August 2005. Disposals affecting the period were the disposal of United Beverages Limited and Three Barrels (both Europe) and contributed volume, sales, net sales and operating profit of 213k equivalent units, £35 million, £17 million and £2 million, respectively, in the year ended 30 June 2006.

(5)	Exceptional items in the year to 30 June 2007 represents a gain on the disposal of land at the Park Royal site. There were no operating exceptional items in the year ended 30 June 2006.
Notes – Information relating to the organic movement calculations

a)	The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables above expressed as a percentage of the aggregate of the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) above) and disposals (see note (4) above) included in the column headed Transfers, acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for transfers, disposals and exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

b)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

c)	Organic movement in operating margin is the difference between the 2007 reported operating margin (operating profit excluding exceptional items expressed as a percentage of sales) and an operating margin where the amounts for each of sales and operating profit are the aggregate of those captions in the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) above) and disposals (see note (4) above) included in the column headed Transfers, acquisitions and disposals. Organic movement in operating margin is calculated as the movement amount in margin percentage, expressed in basis points between the operating margin for the prior period results at current year exchange rates and after adjusting for transfers, disposals and exceptional items and the operating margin for the current period results adjusted for current period exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.
Underlying movement in earnings per share
The group’s management believes basic earnings per share on an underlying organic movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on both a reported and underlying basis provides information as to the individual components of the movement in basic earnings per share being: the impact of exceptional items, fluctuating exchange rates, acquisitions and disposals arising in the period and the application of an underlying effective tax rate. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic and diluted earnings per share and reported movements therein. These GAAP measures reflect all of the factors which impact on the business.
The underlying movement calculation in earnings per share for the year ended 30 June 2007 was as follows:

Pence per
share (5)
Reported basic eps for year ended 30 June 2006	67.2
Exceptional items (1)	(16.7)
Tax equalisation (4)	—

Basic eps before exceptional items and after tax equalisation for year ended 30 June 2006	50.5
Disposals (2) (a)	0.1
Exchange (3)(d)	(2.0)

Adjusted basic eps for year ended 30 June 2006	48.6

Reported basic eps for year ended 30 June 2007	55.4
Exceptional items and discontinued operations (1)	(6.6)
Tax equalisation (4)	6.0

Basic eps before exceptional items and after tax equalisation for year ended 30 June 2007	54.8
Exchange(3) (d)	(0.1)
Acquisitions(2) (b)	0.1

Adjusted basic eps for year ended 30 June 2007	54.8

Reported basic eps movement amount	(11.8)
Basic eps before exceptional items and after tax equalisation movement amount	4.3
Underlying movement amount (after impact of acquisitions and exchange) (c)	6.2
Reported basic eps growth	(18)%
Basic eps growth before exceptional items and after tax equalisation	9%
Underlying growth (c)	13%

Notes – Information relating to the current period

1)	The exceptional items (after tax and attributable to equity shareholders) in the year ended 30 June 2007 were £39 million representing a gain of £40 million in respect of the sale of land at the Park Royal site and a loss of £1 million relating to disposal of businesses. Discontinued operations in the year ended 30 June 2007 represent tax credits of £139 million on prior business disposals. The exceptional items reported by the group for the year ended 30 June 2006 were £472 million representing a gain of £151 million relating to the gain on disposal of General Mills shares, a gain of £6 million relating to the disposal of other businesses and taxation on exceptional items totalling £315 million, primarily related to the increase in the group’s deferred tax balances.

2)	Acquisitions in the year ended 30 June 2007 are in respect of the acquisition of the Smirnov brand in Russia. Acquisitions impacting the calculation of organic growth made in the year ended 30 June 2006 were in respect of the acquisition of The ‘Old Bushmills’ Distillery Company Limited in August 2005. Disposals affecting the year are the disposal of United Beverages Limited and Three Barrels and the impact of the disposal of General Mills shares.

3)	Exchange – the exchange adjustments for operating profit, net finance charges and taxation are principally in respect of the US dollar. Transaction exchange adjustments are taxed at the underlying effective tax rate for the period.

4)	Tax equalisation – the impact of adjusting the group’s reported tax rate on operating profit from continuing businesses to the underlying effective tax rate on profit from continuing businesses before exceptional items (see (v) below).

5)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the year ended 30 June 2007 of 2,688 million (2006 – 2,841 million).
Notes – Information relating to the organic movement calculations

a)	Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period), ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings, and iii) taxation at the rate applying in the jurisdiction in which the asset or business disposed was domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the rate applying in the jurisdiction in which the asset or business disposed was taxed) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)	Where a business, brand, brand distribution right or agency agreement or investment is acquired subsequent to the end of the equivalent prior period, in underlying movement calculations the group adjusts the profit for the current period attributable to equity shareholders to exclude the following: i) the amount the group earned in the current period that it could not have earned in the prior period, ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings, and iii) taxation at the rate applying in the jurisdiction in which the business acquired is domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the rate applying in the jurisdiction in which the acquired business is taxed) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation, since the group recognised a full period’s contribution from that business in the current period.

c)	Organic movement percentages for basic earnings per share are calculated as the underlying movement amount in pence (p), expressed as the percentage of the prior period results at current year exchange rates, and after adjusting for exceptional items, tax equalisation and acquisitions and disposals. The basis of calculation means that the results used to measure underlying movement for a given period will be adjusted when used to measure underlying movement in the subsequent period.

d)	The exchange effects of IAS 21 in respect of short term inter-company funding balances as recognised in other finance charges / income are removed from both the current and prior period as part of the underlying movement calculation.
(ii) Free cash flow
Free cash flow is a non-GAAP measure that comprises net cash from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items that arise from the running of the ongoing business.
The remaining components of net cash from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas purchases and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts that the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.
The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.
(iii) Return on average total invested capital
Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying effective tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the year ended 30 June 2007 and 30 June 2006 were as follows:

	2007	2006
	£ million	£ million
Operating profit before exceptional items	2,119	2,044
Associates after interest and taxation	149	131
Dividends receivable from investments	—	5
Underlying effective tax rate at 25.1% (2006 – 24.9%)	(569)	(543)

	1,699	1,637

Average net assets (excluding net post employment liabilities)	4,839	5,527
Average net borrowings	4,494	3,899
Average integration costs (net of tax)	931	931
Goodwill at 1 July 2004	1,562	1,562

Average total invested capital	11,826	11,919

Return on average total invested capital	14.4%	13.7%

(iv)	Economic profit
Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.
Calculations for economic profit for the year ended 30 June 2007 and 30 June 2006 were as follows:

	2007	2006
	£ million	£ million
Average total invested capital (see (iii) above)	11,826	11,919

Operating profit before exceptional items	2,119	2,044
Associates after interest and taxation	149	131
Dividends receivable from investments	—	5
Underlying effective tax rate at 25.1% (2006 – 24.9%)	(569)	(543)

	1,699	1,637
Capital charge at 9% of average total invested capital	(1,064)	(1,073)

Economic profit	635	564

(v)	Underlying effective tax rate
The underlying effective tax rate is a non-GAAP measure that reflects the tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The group’s management believe the measure assists users of the financial statements in understanding the group’s effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the underlying effective tax rate, as defined by the group’s management, relate to tax on items reported as exceptional, movement on deferred tax assets arising from intragroup reorganisations which are due to changes in estimates in expected future utilisation, any other tax charge or credit that arises from intra group reorganisations and items which are offset by credits or debits in discontinued operations.
The underlying effective tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.
The group’s reported tax rate for the year ended 30 June 2007 is 32.4% (2006 – 8.4%). Adjusting the reported tax rate for the provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger and a lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intragroup reorganisation of certain brand businesses, the group has an underlying effective tax rate of 25.1% on profit before exceptional items in the year ended 30 June 2007. Adjusting the reported tax rate for tax exceptional items outlined in note 1 (Underlying movement in earnings per share) above, the underlying effective tax rate for the year ended 30 June 2006 was 24.9% on profit before exceptional items.

Cautionary statement concerning forward-looking statements
This announcement contains “forward looking statements” within the meaning of ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and the laws governing pensions;

•	developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•	developments in the Colombian litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing spend, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the Annual Report on Form 20-F for the year ended 30 June 2006 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
This announcement includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.
Past performance cannot be relied upon as a guide to future performance.

For further information
Diageo’s preliminary results presentation to investors and analysts will be broadcast at 09.30 (UK time) on Thursday 30 August 2007. The presentation can be viewed live on the Diageo website www.diageo.com. Prior to the event the presentation slides will be available to download from Diageo’s home page.
You will be able to listen to a live broadcast of the presentation and Q&A session by calling one of the following numbers. This is a listen only option and you will not be able to participate:

France	+ 33 1 70 75 00 04
Germany	+ 49 69 2222 52104
Ireland	+ 353 1 246 0036
Netherlands	+ 31 20 710 9321
Spain	+ 34 91 414 1544
UK	+ 44 20 7019 0812
USA (toll free)	+ 877 818 6787

Passcode: Diageo results
After the presentation the slides and accompanying text will be available to download from Diageo’s homepage. A transcript of the Q&A session will be available to download from our website later that afternoon.
You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 28 September 2007.
A press conference will take place beginning at 12.30 (UK time) on 30 August 2007 and will be broadcast live from a link on www.diageo.com.
Diageo management will host a conference call for investors and analysts at 15.00 (UK time) on Thursday 30 August 2007. Call this number to participate:

France	+ 33 1 70 75 00 04
Germany	+ 49 69 2222 52104
Ireland	+ 353 1 246 0036
Netherlands	+ 31 20 710 9321
Spain	+ 34 91 414 1544
UK	+ 44 20 7019 0812
USA (toll free)	+ 877 818 6787

Passcode: Diageo results
The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 28 September 2007. A transcript of the teleconference will be available to be downloaded from our website by mid-day on Friday 31 August. The number to call is:

UK/Europe	+44 20 7970 8414
USA/Canada	+1 203 369 4862

Investor enquiries to:	Darren Jones	+44 (0) 20 7927 4223
	Catherine James	+44 (0) 20 7927 5272
Investor.relations@diageo.com

Media enquiries to:	Isabelle Thomas	+44 (0) 20 7927 5967
	Jennifer Crowl	+44 (0) 20 7927 5749
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:03 30-Aug-07
Number	0418D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 170,000 ordinary shares at a price of 1,031.15 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:40 31-Aug-07
Number	PRNUK-3108
TO:      Regulatory Information Service
     PR Newswire
RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 258 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,210,261 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,626,362,862.
31 August 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:40 31-Aug-07
Number	PRNUK-3108
TO:      Regulatory Information Service
     PR Newswire
RE:      Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,906,573,123 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,210,261 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,626,362,862 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 August 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 31-Aug-07
Number	1296D

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,046.46 pence per share.
END